ARTICLES OF INCORPORATION

0F

SHOGUN ADVERTISING, INC.

We, the undersigned natural persons of the age of 21 years or more acting as incorporators of a corporation under the Nevada Business corporation Act, adopt the following Articles of Incorporation for such a corporation.

ARTICLE I

The name of the corporation hereby formed shall be:

Shogun Advertising, Inc.

ARTICLE II

The period of its duration shall be perpetual.

ARTICLE III

The purposes for which the corporation is organized are to engage primarily in any type of business, investment or other pursuit or activity, whether retail or wholesale, whether commercial or industrial; and to perform any and all other lawful acts or purposes as are or may be granted to corporate entitles under the laws of the State of Nevada and by any other state or foreign country. The corporation may conduct its business anywhere within the States of the United States or in any foreign country, without in any way limiting the foregoing powers. It is hereby provided that the corporation shall have the power to do any and all acts and things that may be reasonably necessary or appropriate to accomplish any of the foregoing purposes for which the corporation is formed.

ARTICLE IV

The aggregate number of shares which the corporation shall have the authority to issue is 50,000,000 shares (fifty million) of common stock at par value of .001 per share, or total capitalization of $50,000,00.

There shall be no cumulative voting, and all pre-emptive rights are denied. Each share shall entitle the holder thereof to one vote at al1 meetings of the stockholders

Stockholders shall not be liable to the corporation or its creditors for any debts or obligations of the corporation

ARTICI.E V

The corporation shall not commence business until at least
$1,000.00 has been received by it as consideration for the issuance of shares.

ARTICLE VI

The principal place of business and the principal office of the corporation shall be 5000 West Oakey, #C2, Las Vegas, NV, 89:102 Branch offices or other places of business may be established elsewhere in the State of Nevada or without the State of Nevada and in the United States or without the United States as the Board of Directors may determine.

ARTICLE VII

Provisions for the regulations of the internal affairs of the corporation will be contained in By-laws appropriated by the 130ard of Directors

ART CLE VIII

The address of the initial registered office, of the corporation and the name of its initial registered agent is,

Raymon	 Girard, 5000 West Oakey Suite C-2,	Las Vegas,	NV 89102.


ARTICLE IX

The initial shareholders and directors shall be:

W. Kirk Bastian       President/Director
Gay Bastian           Vice President
Lou Arko              Secretary-Treasurer

ARTICLE X

The name and address of the sole incorporators are:

W. Kirk Bastian	1532 E Topez Rd.
St George, UT 84770
Gay Bastian	1532 E. Topaz Rd.
St George, UT B4770

Lou Arko	1532 E	Topez Rd
St George, UT 94770

________________                ________________
	W.Kirk Bastian	Gay Bastian

________________
Lou Arko


STATE OF NEVADA)
               :
COUNTY OF CLARK)

On, 1994, W. Kirk Bastian, Gay Bastian and Lou Arko personally appeared before me, who being duly sworn by me first, declared they have read the foregoing Articles of Incorporation, that they have signed the foregoing document as an incorporator and that the statements contained therein are true.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this
day of           ,      .

		NOTARY PUBLIC